

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2020

Conn Flanigan
General Counsel
China Foods Holdings Ltd.
Suite 3102, Everbright Center,
108 Gloucester Road
Wanchai, Hong Kong

> **Re: China Foods Holdings Ltd.**
> **Form 8-K Filed July 9, 2020**
> **File No. 001-32522**

Dear Mr. Flanigan:

　　We have reviewed your response letter dated August 18, 2020 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Form 8-K filed July 9, 2020

Description of Business of Elite Creation Group Limited, page 3

1. We note the proposed disclosure you have provided in response to our prior comment 1. Please include this in an amended filing, and also address the operational history of Elite Creation Group Limited, including products sold and business conducted, prior to its acquisition by the company, if any.

Key Customers, page 4

2. We note your response to our prior comment 2. Please provide disclosure in your amended filing stating that you do not have agreements in place with your key customers.

Employees, page 14

3. We note your response to our prior comment 3 and ask that you provide the proposed

disclosure in an amended filing. In addition, in the event Mr. Kong is not currently prohibited from competing with the business of the company, please include a separate risk factor to this effect.

Risk Factors, page 15

4.   We note the proposed disclosure provided in response to our prior comment 4 and ask that you provide this disclosure in an amended filing. In addition, please address the lack of disclosure controls and procedures given Mr. Kong's role as both CEO and CFO.

Certain Relationships and Related Transactions, page 43

5.   We note your response to our prior comment 8 which addresses Item 404(d)(1) of Regulation S-K. Please also direct us to your disclosure that satisfies Item 404(d)(2) and (d)(3) of Regulation S-K, or amend your filing to include such information.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Laura Crotty at 202-551-7614 or Tim Buchmiller at 202-551-3635 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Jenny Chen-Drake